UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On September 21, 2022, Inventiva S.A. (the “Registrant”) entered into an exclusive licensing and collaboration agreement (the “Agreement”) with Chia Tai Tianqing Pharmaceutical Group, Co., LTD. (the “Licensee”), to develop and commercialize lanifibranor, the Registrant’s proprietary compound, in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (each, a “Region” and, together, the “Territory”).

The Agreement provides the Licensee an exclusive right (i) to develop, import, export, use, manufacture, offer for sale, promote, market, distribute, sell and otherwise commercialize any pharmaceutical product containing lanifibranor (a) alone as the sole active pharmaceutical ingredient or (b) together with one or more Additional Actives (as defined in the Agreement) (a “Combination Product” and, together with lanifibranor, the “Licensed Products”); and (ii) to develop and manufacture lanifibranor within the Territory. The Licensee has the right to grant sublicenses to its affiliates without the Registrant’s consent or to a third party with the Registrant’s written consent. The Registrant will transfer to the Licensee a copy of its know-how related to the Licensed Products that is necessary or reasonably useful for initiating the development of the Licensed Products and making the investigational new drug (“IND”) application to the Chinese regulatory agency. Depending on multiple factors, including the approval of the Chinese regulatory agency, it is anticipated that the Licensee will either join the ongoing pivotal Phase III clinical trial with lanifibranor for the treatment of adult patients with NASH (the “NATiV3” clinical trial) or run an independent trial. The Licensee will bear all costs associated with the trials conducted in Greater China. The Licensee shall be solely responsible, at its own expense, for all regulatory activities with respect to the Licensed Products in the Territory, including preparing, filing, obtaining and maintaining regulatory approvals for the Licensed Products.

The Registrant shall provide technical guidance and services to support the transfer of technology for manufacturing purposes.

Under the terms of the Agreement, the Licensee has the sole right and is solely responsible for all aspects of the commercialization of the Licensed Products in the Territory, subject to regulatory approval, including (i) developing and executing a commercial launch and pre-launch plan, (ii) negotiating the price and reimbursement statuses of the Licensed Products with applicable governmental authorities, (iii) marketing, advertising and promotion, (iv) booking sales and distribution and performance of related services, (v) handling all aspects of order processing, invoicing and collection, inventory and receivables, (vi) providing customer support, including handling medical queries, and performing other related functions, and (vii) conforming its practices and procedures to applicable laws relating to the marketing, detailing and promotion of the Licensed Products in the Territory. The Licensee shall bear all of the costs and expenses incurred in connection with such commercialization activities. The Registrant shall own and retain all right, title and interest in and to all trademarks, logos and trade names associate with any Licensed Product worldwide and have the sole right to register and maintain all such trademarks, logos and trade names worldwide.

In connection with the license, the Licensee will pay the Registrant (i) an upfront payment of $12 million upon signing of the agreement; (ii) additional payments for an aggregate amount of up to $40 million upon the achievement of certain development and regulatory milestones; and (iii) additional payments for an aggregate amount of up to $250 million upon the achievement of certain commercial milestones. In addition, subject to regulatory approval, the Licensee will pay to the Registrant tiered royalties from high single-digit to mid-teen double digits of net sales for the first three years after the first sale of the applicable Licensed Product, and low to mid-teen double digits starting from the fourth year after the first sale. Royalties shall be payable, on a Region-by-Region and Licensed Product-by-Licensed Product basis, from the period beginning on the date of the first commercial sale of such Licensed Product in such Region in the Licensee Territory and continuing until the expiration of the royalty obligations with respect to such Licensed Product in such Region as specified in the agreement (the “Royalty Term”).

Pursuant to the Agreement, any inventions developed during the term of the Agreement by the Registrant, and any patents filed, claiming or disclosing any such invention shall be solely and exclusively owned by the Registrant. Any inventions developed during the term of the Agreement by the Licensee, and any patents filed claiming or disclosing any such invention shall be solely and exclusively owned by the Licensee. Any inventions developed during the term jointly by both the Registrant and Licensee shall be jointly owned by the Registrant and Licensee and, in such case, the share of each party’s ownership shall be determined based on each party’s contribution to the invention.

The Agreement terminates upon the expiration of the final Royalty Term with respect to all Licensed Products. The Agreement can be terminated by mutual consent or by either party if the other party (i) is in material breach of the Agreement; or (ii) files for or institutes proceedings related to bankruptcy, reorganization, dissolution, liquidation or winding up.

The description of the Agreement is qualified in its entirety by the Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference. This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-258369) of the Registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this report are forward-looking statements. These statements include, but are not limited to, statements with respect to the NATiV3 Phase III clinical trial with lanifibranor in NASH, including the planned expansion of the NATiV3 Phase III clinical trial or independent study in Territory through the Agreement, potential development of lanifibranor and other product candidates, the potential marketing and therapeutic potential of lanifibranor and other product candidates, preclinical and clinical development plans, milestone payments, including milestone payments from the Licensee, royalties and product sales, future activities, expectations, plans, growth and prospects of the Registrant and the Licensee. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “plans”, “designed”, “hopefully” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond the Registrant’s control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by the Registrant or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that the Registrant is a clinical-stage company with no approved products and no historical product revenues, the Registrant has incurred significant losses since inception, the Registrant has a limited operating history and has never generated any revenue from product sales, the Registrant will require additional capital to finance its operations, the Registrant’s future success is dependent on the successful clinical development, the Registrant’s ability to obtain regulatory approval and subsequent commercialization of current and any future product candidates, including the commercialization of product candidates in China, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of the Registrant’s clinical trials may not support the Registrant’s product candidate claims, the Registrant’s ability to meet the conditions to receive clinical, regulatory and commercial milestone or royalty payments under the agreements with its commercial partners, the Registrant may encounter substantial delays in its clinical trials or the Registrant may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of the Registrant and the Licensee to recruit and retain patients in clinical studies, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside the Registrant’s and the Licensee’s control, the Registrant’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, the Registrant’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products, the Registrant faces substantial competition and the Registrant’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of the Registrant’s clinical trials on anticipated timelines, and macroeconomic conditions, including global inflation and financial markets. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des marchés financiers on March 11, 2022 under no. D.22-0090, the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on March 11, 2022, and the Half-Year Report for the six months ended June 30, 2022 on Form 6-K filed with the SEC on September 22, 2022, for additional information in relation to such factors, risks and uncertainties.

All information in this report on Form 6-K is as of the date of the report. Except as required by law, the Registrant has no intention and is under no obligation to update or review the forward-looking statements referred to above.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1.*	Licensing Agreement between Chia Tai Tianqing Pharmaceutical Group, Co., LTD. and Inventiva S.A. dated September 21, 2022.

* Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: September 27, 2022	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer